Exhibit 2.1

AMENDMENT NO. 2 TO ASSET PURCHASE AGREEMENT

This AMENDMENT NO. 2 TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of March 20, 2013, is made by and among CafePress Inc., a Delaware corporation (“Buyer”) Tom Lotrecchiano (“Lotrecchiano”) and Joe Schmidt (“Schmidt”) (together, the “Seller” with Lotrecchiano and Schmidt each as himself and, collectively, as representative of the former limited liability company formerly known as Canvas on Demand LLC “Company”).

RECITALS

WHEREAS, Buyer and Seller have entered into an Asset Purchase Agreement, dated as of September 1, 2010 (the “Agreement”) which as amended as of August 2011 (“Amendment No. 1”)

WHEREAS, the parties wish to amend certain terms of the Amendment No.1 as set forth herein including Schedule 3.1(c) setting for the terms and conditions of the Earn Out; and

WHEREAS, pursuant to Section 11.6 of the Agreement, the Agreement may be amended by a written instrument signed by the party or parties affected thereby.

NOW, THEREFORE, the parties to this Amendment hereby agree as follows:

1. Definitions. Capitalized terms used herein without definition shall have their respective meanings as assigned in the Agreement.

2. Schedule 3.1(c). Schedule 3.1(c) to the Agreement is hereby amended and restated in its entirety as Schedule 3.1(c) Supplement in the form attached hereto as Exhibit A-1. From and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Agreement as affected and amended hereby. The Agreement, as affected and amended hereby, shall remain in full force and effect.

3. Confirmation of Calculations. The parties hereby reaffirm Section 3 in all respects as it applies to the calculations of “CAGR,” “Net Profit After Taxes” and “Revenue” as set forth in Schedule 3.1(c). Such terms shall be as intended under the definitions of the Agreement, regardless of accounting policies or other changes to methods of accounting later applied to certain revenue and income of the Buyer that may be otherwise applicable to financial statements and operational metrics of Buyer.

4. Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the internal laws of the state of Delaware, excluding that body of law pertaining to conflicts of laws.

5. Counterparts. This Amendment may be executed in any number of counterparts (including execution by facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument binding on all parties hereto.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

BUYER:

CAFEPRESS INC., a Delaware corporation

By: /s/ Monica Johnson

Name: Monica N. Johnson
Title: Chief Financial Officer

SELLERS:

/s/ Tom Lotrecchiano
Tom Lotrecchiano, each on behalf of himself and Canvas on Demand LLC

/s/ Joe Schmidt
Joe Schmidt, on behalf of himself and Canvas on Demand LLC

Exhibit A-1

AMENDED AND RESTATED Schedule 3.1(c)

EARN-OUT PAYMENT TERMS AND CONDITIONS

Dated as of AMENDMENT No. 2 TO ASSET PURCHASE AGREEMENT

Subject to the terms and conditions hereof, following the Closing Date, Buyer shall pay to Seller, or to Seller’s successors, assigns, members or former members designated in writing by Seller to Buyer, each of the following Earn-Out Payments as Additional Consideration for the Assets (it being agreed that in the event that Seller is liquidated prior to payment or distribution of an earned Earn-Out Payment, such Earn-Out Payment will be paid directly to each former member of Seller, Lotrecchiano and Schmidt, in proportion to such member’s ownership interest in Seller as of the Closing); provided, however, that each of Lotrecchiano and Schmidt, as applicable, shall only be eligible to receive the Earn-Out Payments if as of the date of the Applicable Earn-Out Payment:

(i)	such individual remains employed by Buyer or any of its subsidiaries and has not become incapacitated such that he cannot fully perform his employment obligations to Buyer or any subsidiary of Buyer; or

(ii)	such individual is no longer employed by Buyer or any of its subsidiaries and such employment has either been terminated by Buyer without Cause or such individual has resigned for Good Reason. For the avoidance of doubt, in the event an Earn-Out Payment date occurs during a Cure Period, the affected individual shall be deemed to be continue to be employed by Buyer (or its subsidiary as applicable) for purposes of this Schedule 3.1(c).

Definitions

To the extent a capitalized term is used herein without further definition, such term shall have meanings ascribed to it in the Agreement. Any reference to “Annual Revenue” herein shall mean the Revenue for periods from October 1 through September 30th of each year.

“Cause” shall mean any of the following: (i) conviction of any felony, or any misdemeanor where imprisonment is imposed; (ii) the commission of any act of fraud, embezzlement or dishonesty with respect to Buyer; (iii) any unauthorized use or disclosure of confidential information or trade secrets of Buyer; (iv) willful misconduct or gross negligence in the performance of job duties, including refusal to comply in any material respect with the legal directives of Buyer’s Chief Executive Officer, Chief Financial Officer or Board of Directors, so long as such directives are not inconsistent with such individual’s position and duties, and such refusal is not remedied within thirty (30) days after written notice from Buyer’s Chief Executive Officer, Chief Financial Officer or Board of Directors, which notice shall state that failure to remedy such conduct may result in termination for Cause; or (v) repeated unexcused absences from employment with Buyer.

A termination shall be for “Good Reason” with respect to an individual if (i) there is a change of greater than fifty (50) miles in the principle geographic location at which such individual provides services to Buyer (currently 10700 World Trade Boulevard Suite 102,

Raleigh, North Carolina), or (ii) there is a material diminution in such individual’s base compensation (other than a general reduction in compensation that affects other members of Buyer’s management equally); provided, however, that anything herein to the contrary notwithstanding, an individual’s employment shall not be deemed terminated for “Good Reason” unless (a) written notice stating the basis for the termination is provided to the Company within thirty (30) days of the first occurrence of such condition; (b) such individual cooperates in good faith with Buyer’s efforts, for a period of not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (c) notwithstanding such efforts, the Good Reason condition continues to exist; and (d) such individual terminates his employment within 90 days after the end of the Cure Period. If Buyer cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

“Earn-Out Period” shall mean each or any of the individual earn out periods (e.g “First Earn-Out Period,” “Second Earn-Out Period”, or “Third Earn-Out Period”).

“First Earn-Out Period” shall mean the period commencing on October 1, 2010 and ending on September 30, 2011.

“Second Earn-Out Period” shall mean the period commencing on October 1, 2011 and ending on September 30, 2012.

“Third Earn-Out Period” shall mean the period commencing on October 1, 2012 and ending on September 30, 2013.

“Business” shall mean a defined sales channel of CafePress and/or the Acquired Business as combined and operational in each Earn Out Period (e.g., Art Business).

“Art Business” shall mean the combined businesses of (i) the CafePress Art Business, (ii) the Acquired Business and (iii) the business of Imagekind, currently a wholly-owned subsidiary of Buyer.

“Acquired Business” shall mean the business of transforming photographs and images into canvas works of art.

“Attributed Base Year Revenue” shall mean the Revenue from any Business for the twelve-month period from September 1, 2009 through August 30, 2010.

“CAGR” shall mean the compound annual growth rate of Revenue.

“Earn-Out Payments” shall collectively mean the First Earn-Out Payment, the Second Earn-Out Payment, the Third Earn-Out Payment, the Fourth Earn-Out Payment, the Fifth Earn-Out Payment combined.

“First Earn-Out Payment” shall mean the payment, if any, earned pursuant to the terms and conditions hereof with respect to the First Earn-Out Period.

“First Earn-Out Revenue Cap” shall mean the Revenue earned which would result in a First Earn Payment equal to $2,125,000.

“GAAP” shall mean generally accepted accounting principles as in effect from time to time in the United States.

“Net Profit After Taxes” shall mean the net profit with respect to the subject business consistently applied and after Taxes (as defined in the Agreement) and exclusion of non-cash charges for stock option expense and goodwill amortization.

“Revenue” shall mean the revenue of a given Business, determined in accordance with GAAP consistently applied and subject to the provisions of the Agreement.

“Second Earn-Out Payment” shall mean the payment, if any, earned pursuant to the terms and conditions hereof with respect to the Second Earn-Out Period.

“Second Earn-Out Period Revenue Cap” shall mean the Revenue earned which would result in a Second Earn Out Payment equal to $2,125,000.

“Third Earn-Out Payment” shall mean the payment, if any, earned pursuant to the terms and conditions hereof with respect to the Third Earn-Out Period.

“Third Earn-Out Period Revenue Cap” shall mean the Revenue earned which would result in a Third Earn-Out Payment equal to $4,250,000.

“Fourth Earn-Out Payment” shall mean the payment, if any, earned pursuant to the terms and conditions hereof.

“Fifth Earn-Out Payment” shall mean the payment, if any, earned pursuant to the terms and conditions hereof.

Furthermore, due to changes and uncertainty in accounting policies and treatment with respect to flash promotion discount programs (e.g. Groupon and similar companies and programs) (“Flash Discount Programs”), the parties agree that calculations may in some instance vary for Net Profit and Revenue from what the Company might otherwise utilize for its financial statements. Given the uncertainty of accounting principles surrounding Flash Discount Programs, the parties agree to the following mechanism in the calculation of all Earn-Out Payments:

1)	If during any Earn-Out Period, Sellers determine that activity related to Flash Discount Programs may and/or is likely to cause any milestone related to any Earn-Out Period not to be met due to the calculation of Net Profit After Taxes or Revenue hereunder, then Sellers may notice the Chief Executive Officer of Company of the intent to cease offering Flash Discount Programs for the remainder of the applicable Earn Out Period in the applicable Business; and

2)	After such notice date, Company shall determine, at its sole election and in its discretion, whether and to what extent to continue any Flash Discount Programs with respect to such Business, and notwithstanding the foregoing, the calculation of Net Profit After Taxes and Revenue for purposes of any Earn-Out Payments and for the remainder of the Earn Out Period shall thereafter not impact such calculations toward the achievement of any milestones; and

3)	Company may continue such Flash Discount Programs in the applicable Businesses for purposes of calculating CAGR, Net Profit After Taxes or any Earn Out Payment hereunder, but shall do so at a fixed rate of Revenue and fixed COGS per unit as provided by Sellers and mutually agreed by the parties.

First Earn-Out

First Earn-Out Payment Terms. In the event that, during the First Earn-Out Period, there is a minimum (i) of twenty-five percent (25%) CAGR in Revenue for the Acquired Business, (ii) of ten percent (10%) CAGR in Revenue for the CafePress Art Business and (iii) Net Profit after Taxes of nine percent (9%) for the Art Business during such period (collectively, the “First Earn-Out Milestone”), then Buyer shall, on a one-time basis, make the First Earn-Out Payment, calculated as follows: Buyer shall pay Seller $265,625.00 for each $1,000,000 of growth in Annual Revenue of the Acquired Business (and a pro rata portion of $265,625.00 for any portion thereof) during the First Earn-Out Period, over the Base Year Revenue. In no circumstance, shall the First Earn-Out Payment exceed an aggregate of $2,125,000 to Seller (regardless of whether achieved by any of the methods noted herein), and shall be payable within thirty (30) days of the expiration of the First Earn-Out Period.

Second Earn-Out

Second Earn Out Payment Terms. In the event that, during the Second Earn-Out Period there is a minimum (i) of twenty percent (20%) CAGR for the Art Business for the period from October 1, 2010 through the end of the Second Earn-Out Period and (ii) Net Profit After Taxes of nine percent (9%) for the Art Business during the same period (together, the “Second Earn-Out Milestone”), then Buyer shall, on a one-time basis, make the Second Earn-Out Payment, calculated as follows: Buyer shall pay Seller $265,625.00 for each $1,000,000 of growth in annual Revenue of the Art Business (and a pro rata portion of $265,625.00 for any portion thereof) during the Second Earn-Out Period (including for this purpose only the amount, if any, by which the Revenue of the Art Business in the First Earn-Out Period exceeded the First Earn-Out Revenue Cap), over the First Earn-Out Period Art Business Revenue. In no circumstances shall the Second Earn-Out Payment, exceed an aggregate of $2,125,000 to Sellers, and shall be payable within thirty (30) days of the expiration of the Second Earn-Out Period.

Third Earn-Out

Third Earn Out Payment Terms. In the event that, during the Third Earn-Out Period there is a minimum (i) of twenty percent (20%) CAGR for the Art Business for the period from October 1, 2010 until the end of the Third Earn-Out Period, and (ii) Net Profit After Taxes of nine percent (9%) for the Art Business during the Third Earn-Out Period (together, the “Third Earn-Out Milestone”), then Buyer shall, on a one-time basis, make the Third Earn-Out Payment, calculated as follows: Buyer shall pay Seller $265,625.00 for each $1,000,000 of growth in Revenue of the Art Business (and a pro rata portion of $265,625.00 for any portion thereof) during the Third Earn-Out Period (including for this purpose only the amount, if any, by which the Revenue of the Art Business in the Second Earn-Out Period exceeded the Second Earn-Out Revenue Cap), over the Second Earn-Out Period Art Business Revenue.

Fourth Earn-Out

Buyer shall pay Seller an aggregate of up to $500,000 on a date eighteen (18) months after the Closing Date (the “Fourth Earn-Out Payment”), with $250,000 payable if Tom Lotrecchiano remains employed by Buyer or a subsidiary thereof on such date (or is not employed on such date due to a prior termination without Cause by Buyer or a prior termination for Good Reason by Tom Lotrecchiano) and an additional $250,000 payable if Joe Schmidt remains employed by Buyer or a subsidiary thereof on such date (or is not employed on such date due to a prior termination without Cause by Buyer or a prior termination for Good Reason by Joe Schmidt). The Fourth Earn-Out Payment shall be payable within thirty (30) days of the expiration of the 18-month anniversary of the Closing Date.

Fifth Earn-Out

In the event that (i) the Revenue of the Art Business for the Third Earn-Out Period reflects incremental Revenue for such period of at least $32,000,000 over the Attributable Base Year Revenue and Net Profit After Taxes of the Art Business for the Third Earn-Out Period equals or exceeds nine percent (9%), and (ii) the amount of the First Earn-Out Payment earned, for the First Earn Out Period, was less than the $2,125,000 maximum payment for the First Earn-Out (the difference between such maximum payment and the actual First Earn-Out Payment the “First Earn-Out Shortfall”) or the amount of the Second Earn-Out Payment earned for the Second Earn Out Period, if any, was less than the $2,125,000 maximum payment for the Second Earn-Out Period (the difference between such maximum payment and the actual Second Earn-Out Payment the “Second Earn-Out Shortfall”), then Buyer shall, on a one-time basis, make a payment (the “Fifth-Earn Out Payment”) calculated as follows and subject to the following terms and conditions:

provided, however; that the Revenue of the Art Business for the Third Earn-Out Period equals or exceeds Revenue of the Art Business for the Second Earn-Out Period and Net Profit After Taxes of the Art Business for the Third Earn-Out Period equals or exceeds nine percent (9%), then within thirty (30) days of a period representing one (1) year from the expiration of the Third Earn-Out Period, Buyer shall make a Fifth Earn-Out Payment equal to the sum of the following, then:

(i) the full amount of the Second Earn-Out Shortfall, plus

(ii) either (A) the full amount of the First Earn-Out Shortfall if notwithstanding the failure to achieve the First Earn-Out Payment in full the CAGR for Revenue for the Acquired Business during the First Earn-Out Period equaled or exceeded 25% or (B) $958,000 if such CAGR for the Acquired Business during the First Earn-Out Period did not equal or exceed 25%. Notwithstanding the foregoing, Buyer shall have no obligation to pay any consideration pursuant to the Fifth Earn-Out Payment in the event that all of the conditions set forth in this section are not otherwise met.